16003757

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UNITEDSTATES
:S AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square, Suite 300
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael H. Finnell, Managing Principal (203) 588-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael H. Finnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE A. DORVIL
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2020

Notary Public

Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIT ASSOCIATES, LLC

Year Ended December 31, 2015

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
PETER TOMAINO, CPA
JOSEPH A. VERRILLI, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
MIT Associates, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of MIT Associates, LLC (the Company) as of December 31, 2015, and the related statement of operations, changes in members' equity, and cash flows for the year the ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 22, 2016
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

MIT ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets	
Current assets:	
Cash	**$ 113,011**
Accounts receivable	**46,187**
Prepaid expenses	**4,935**
Total current assets	**164,133**
Property and equipment	**833**
Security deposit	**6,520**
Total Assets	**$ 171,486**
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	**$ 7,088**
Long term liabilities:	
Deferred rent (Note 3)	**23,288**
Total Liabilities	**30,376**
Members' equity	**141,110**
Total Liabilities and Members' Equity	**$ 171,486**

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Revenue:	
Fee income	$ 294,040
Expenses:	
Office payroll	161,400
Insurance	85,655
Occupancy costs	52,094
Third party service providers	30,814
Professional fees and consulting	21,040
Payroll taxes	14,629
Technology, data and communication	9,712
Travel and entertainment	8,263
Office expenses	7,455
Broker fees	5,552
Computer support services	2,999
Licenses and permits	2,624
Miscellaneous	2,444
Conferences, seminars and meetings	2,067
Depreciation and amortization	1,664
Dues and subscriptions	1,640
	410,052
Loss from operations	(116,012)
Other income:	
Interest and other income	3
Net loss	($116,009)

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2015	$ 257,119
Net loss	(116,009)
Members' equity, December 31, 2015	$ 141,110

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	**($ 116,009)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	**1,664**
Changes in operating assets and liabilities:	
Accounts receivable	**1,777**
Prepaid expenses	**18,806**
Accounts payable and accrued expenses	**(21,966)**
Deferred rent	**23,288**
Net cash used in operating activities and net change in cash	**(92,440)**
Cash, beginning	**205,451**
Cash, ending	**$ 113,011**

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

In 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. **Description of the Company and summary of significant accounting policies** (continued):

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line method and over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax purposes.

Revenue recognition:

Management fee, finder fee, and performance fee revenue is recognized in the period in which the fee is earned.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from date of filing. Consequently, income tax returns for years prior to 2012 are no longer subject to examination by taxing authorities.

2. **Property and equipment:**

	December 31 2015
Office equipment	$ 37,548
Furniture and fixtures	76,858
	114,406
Less accumulated depreciation	(113,573)
	$ 833

3. **Commitments:**

Lease:

The Company entered into a non-cancellable lease for office space, jointly and severally with two other companies, which commenced on March 2015 and scheduled to expire September 2025. The lease provided for rent abatement through September 2015 and contains a provision for future rent increases.

The Company share (approximately 24.3%) of the required monthly base rent is approximately $3,500, plus additional amount for property taxes and maintenance.

In accordance with ASC No. 840 (Leases), The Company will record monthly rent expense equal to the total of the payments due over the lease term, divided by the number of month of the lease term.

A security deposit and first month rent of $9,800 was required and paid at the signing of the lease in December 2014.

Future minimum lease payments under the non-cancellable operating lease follows:

Year Ending December 31:

2016	41,700
2017	42,400
2018	43,100
2019	43,800
2020	44,500
Thereafter,	220,800
	$436,300

Rent expense was $52,000 in 2015.

4. **Concentrations:**

In 2015, 80% of revenues were earned from three clients. The Company had outstanding account receivable from these clients of approximately $37,300 at December 31, 2015.

5. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $83,533, which exceeded the minimum requirement of $5,000 by $78,533. The Company's ratio of total aggregate indebtedness to net capital was .36 to 1 in 2015.

7. **Subsequent events:**

Management has evaluated subsequent events through February 22, 2016, the date which the financial statements were available for issue.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2015

Credits:	
Members' equity	**$141,110**
Less non-allowable assets:	
Accounts receivable, net	**45,289**
Prepaid expenses	**4,935**
Property and equipment	**833**
Security deposit	**6,520**
	57,577
Net capital	**83,533**
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**
Excess of net capital over minimum requirements	**$78,533**
Aggregate indebtedness:	
Accounts payable and accrued expenses	**7,088**
Deferred rent	**23,288**
Total aggregate indebtedness	**$ 30,376**
Ratio of total aggregate indebtedness to net capital	**.36 to 1**

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2015.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
PETER TOMAINO, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Members
MIT Associates, LLC

We have reviewed management's statements, included in the accompanying MIT Associates, LLC Exemption Report in which (1) MIT Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MIT Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) MIT Associates, LLC stated that MIT Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MIT Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MIT Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2016
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

MIT ASSOCIATES, LLC

Exemption Report from SEA Rule 15c3-3

Pursuant to SEA Rule 17a-5(d)(4), MIT Associates, LLC claims exemption from Rule 15c3-3 under the following provision:

- The Company met the identified exemption provisions in Rule 15c3-3(k) during the most recent fiscal year without exception (1/1/15-12/31/15).

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Signed: ____________________ 1/7/16
Chief Executive Officer Date

Printed Name: MICHAEL FINNELL